# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grande Group Ltd/HK, CIK 0002027722
CUSIP: G4R53M103
Title of class of securities: Class A Ordinary Shares, par value US$ 0.00001
Address of issuer's principal executive offices: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0002081249
Persons authorized to receive notices and communications: Yujie Chen, Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000, 852 3890 3601

## Reporting persons
- Grande Holding Limited (CIK 0002081249): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, par value US$0.00001 per share (the "Class A Ordinary Shares"), as of the date of this Schedule 13D/A, as represented by Grande Group Limited (the "Issuer").
- Yujie Chen (CIK 0002086766): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, previously shared voting and dispositive power over the 15,194,000 Class A Ordinary Shares held by Grande Holding Limited, by virtue of her position as the Director of Grande Holding Limited. Effective June 17, 2026, Ms. Chen resigned as Director of Grande Holding Limited. Ms. Chen owns 99% issued shares of Ocean Empire Group Limited, which owns 25 of 110 issued shares (22.73%) of Grande Holding Limited. However, as a minority indirect shareholder without a directorship or other arrangement conferring voting or dispositive power over the Issuer's shares, Ms. Chen is no longer deemed to beneficially own the Class A Ordinary Shares of the Issuer. This filing reports the termination of Ms. Chen's beneficial ownership.
  
  (2) The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D/A, as represented by the Issuer.
- Tak Kai Raymond Tam (CIK 0002081097): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: (1) The shares above represent 15,194,000 Class A Ordinary Shares held by Grande Holding Limited, a company incorporated under the laws of the Cayman Islands. Grande Holding Limited is owned 68.18% by Blazing Success Holdings Limited, 22.73% by Ocean Empire Group Limited, and 9.09% by Tianhang Zhao. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which owns 99% of the equity interests in Blazing Success Holdings Limited, which owns 68.18% of the issued shares of Grande Holding Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 99% of the equity interests in Ocean Empire Group Limited, which owns 22.73% of the issued shares of Grande Holding Limited. Tianhang Zhao directly holds 9.09% of the issued shares of Grande Holding Limited and serves as the Director of Grande Holding Limited. Ms. Zhao and Mr. Tam share voting and dispositive power with respect to the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934.
  
  (2) The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D/A, as represented by the Issuer.
- Tianhang Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 15,194,000; sole dispositive power 0; shared dispositive power 15,194,000; aggregate amount beneficially owned 15,194,000 (76.33% of the class)
  Comment: (1)The shares above represents 15,194,000 Class A Ordinary Shares held by Grande Holding Limited, a company incorporated under the laws of the Cayman Islands, holds shares of the Issuer. Mr. Tianhang Zhao directly holds 10 of the 110 issued shares (9.09%) of Grande Holding Limited and serves as the sole Director of Grande Holding Limited. By virtue of his position as the sole Director, Mr. Zhao may be deemed to share voting and dispositive power with respect to the 15,194,000 Class A Ordinary Shares of the Issuer held by Grande Holding Limited and is therefore deemed to be a beneficial owner of such shares for purposes of Rule 13d-3 under the Securities Exchange Act of 1934.
  
  (2) The percentage reported in Item 13 above is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D/A, as represented by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$ 0.00001
Name of issuer: Grande Group Ltd/HK
Address of issuer's principal executive offices: Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong (K3), 00000
Comment: This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 2, 2025 (the "Original Schedule 13D"), by and on behalf of Grande Holding Limited, Yujie Chen, and Tak Kai Raymond Tam (collectively with Tianhang Zhao, the "Reporting Persons") with respect to the Class A Ordinary Shares, par value US$0.00001 per share, of Grande Group Ltd/HK (the "Issuer"). Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by Grande Holding Limited, Yujie Chen, Tak Kai Raymond Tam, and Tianhang Zhao (together, the "Reporting Persons").
Residence or business address: The principal business address of each Reporting Person is Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong
Present principal occupation or employment:
Yujie Chen is the Chief Executive Officer and a director of the Issuer since January 17, 2023. She owns 99% of the equity interests in Ocean Empire Group Limited, which owns approximately 22.73% of Grande Holding Limited. Ms. Chen resigned as a director of Grande Holding Limited on June 17, 2026. As a result, Ms. Chen no longer shares voting or dispositive power with respect to the shares of the Issuer held by Grande Holding Limited and is no longer deemed to be a beneficial owner of such shares.

Tak Kai Raymond Tam is a merchant. Mr. Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which owns 99 of 100 issued shares (99%) of Blazing Success Holdings Limited, which owns 75 of 110 issued shares (68.18%) of Grande Holding Limited. The principal address of Rosy Beauty Investment Limited is Room 2701, 27/F, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, and its main business is investment holding.

Tianhang Zhao is a merchant. Tianhang Zhao directly holds 10 of 110 issued shares (9.09%) of Grande Holding Limited and serves as the sole Director of Grande Holding Limited, appointed effective June 17, 2026. The principal address of Ms.Zhao is Room 2701, 27/F, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, and its main business is investment holding.

Grande Holding Limited is a company incorporated under the laws of the Cayman Islands, holds shares of the Issuer. Grande Holding Limited has 110 issued shares, of which 75 shares (68.18%) are held by Blazing Success Holdings Limited, 25 shares (22.73%) are held by Ocean Empire Group Limited, and 10 shares (9.09%) are held by Tianhang Zhao. The sole Director of Grande Holding Limited is Tianhang Zhao.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Grande Holding Limited - Cayman Islands
Yujie Chen - Hong Kong
Tak Kai Raymond Tam - United Kingdom
Tianhang Zhao - People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are pre-IPO shareholders, except as noted below. Grande Holding Limited used working capital. Yujie Chen and Tak Kai Raymond Tam used personal funds.

On June 17, 2026, Grande Holding Limited issued 10 shares to Tianhang Zhao for a cash consideration of US$1.10 million, using personal funds. Following such issuance, the total issued share capital of Grande Holding Limited consists of 110 shares, of which 75 shares are held by Blazing Success Holdings Limited, 25 shares are held by Ocean Empire Group Limited, and 10 shares are held by Tianhang Zhao. The shares were acquired directly from Grande Holding Limited through a subscription and issuance of newly issued shares, rather than through a purchase from the existing shareholders. The consideration for the shares was funded from Ms. Zhao's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Mr. Tak Kai Raymond Tam and Ms. Yujie Chen are pre-IPO shareholder of the issuer, who acquired the interest with the intent to exercise control over the Issuer.

On June 17, 2026 Grande Holding Limited issued 10 shares to Ms. Tianhang Zhao and appointed her as the director of Grande Holding Limited. Previously, there were 100 issued shares (75 held by Blazing Success Holdings Limited and 25 held by Ocean Empire Group Limited). Following the issuance, there are 110 total issued shares: Blazing Success Holdings Limited holds 75 shares (68.18%), Ocean Empire Group Limited holds 25 shares (22.73%), and Tianhang Zhao holds 10 shares (9.09%).

Ms. Zhao acquired her shares in Grande Holding Limited is for investment purposes and to participate in the governance and management of Grande Holding Limited. Ms. Zhao does not independently have any plans or proposals to acquire control of the Issuer.

The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Grande Holding Limited holds 15,194,000 Class A Ordinary Shares, representing approximately 76.33% of the total issued and outstanding Class A Ordinary Shares of the Issuer. Grande Holding Limited has 110 issued shares, of which 75 shares (68.18%) are held by Blazing Success Holdings Limited, 25 shares (22.73%) are held by Ocean Empire Group Limited, and 10 shares (9.09%) are held by Tianhang Zhao.

Grande Holding Limited is owned 68.2% by Blazing Success Holdings Limited, 22.7% by Ocean Empire Group Limited, and 9.1% by Tianhang Zhao. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited, which wholly owns Blazing Success Holdings Limited. Ms. Yujie Chen, the Chief Executive Officer and Chair of the Board of the Issuer, owns 100% of the equity interests in Ocean Empire Group Limited. Tianhang Zhao holds 10 shares of Grande Holding Limited directly and is a director of Grande Holding Limited.

Tianhang Zhao is the director of Grande Holding Limited and share voting and dispositive power over the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, collectively representing approximately 76.33% of the issued and outstanding Class A Ordinary Shares of the Issuer. Ms. Yujie Chen resigned as a director of Grande Holding Limited on June 17, 2026 and no longer shares voting or dispositive power with respect to the shares of the Issuer held by Grande Holding Limited. Accordingly, Ms. Chen is no longer deemed to be a beneficial owner of such shares.

Rosy Beauty Investment Limited owns 99% issued shares of Blazing Success Holdings Limited. Mr. Tak Kai Raymond Tam owns 100% of the equity interests in Rosy Beauty Investment Limited.

Yujie Chen owns 99% issued shares of Ocean Empire Group Limited.

Tianhang Zhao directly holds 10 of 110 issued shares (9.09%) of Grande Holding Limited and serves as the sole Director of Grande Holding Limited.

Mr. Tam and Mr. Zhao share voting and dispositive power over the shares of the Issuer held by Grande Holding Limited and are therefore deemed to be the beneficial owners of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, collectively representing approximately 76.33% of the issued and outstanding Class A Ordinary Shares of the Issuer. Ms. Yujie Chen, who resigned as Director of Grande Holding Limited effective June 17, 2026, is no longer deemed to share voting or dispositive power over the shares of the Issuer held by Grande Holding Limited and accordingly is no longer deemed to beneficially own such shares.

The foregoing disclosure is based on a total of 19,906,250 issued and outstanding Class A Ordinary Shares, as represented by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Grande Holding Limited, Tak Kai Raymond Tam, and Tianhang Zhao have shared voting and dispositive power over the 15,194,000 Class A Ordinary Shares of the Issuer. Yujie Chen no longer has voting or dispositive power over such shares.

(1) Grande Holding Limited
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares

(2) Tianhang Zhao
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares

(3) Tak Kai Raymond Tam
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 15,194,000 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares
Shared Dispositive Power: 15,194,000 Class A Ordinary Shares

(4) Yujie Chen
Sole Voting Power: 0 Class A Ordinary Shares
Shared Voting Power: 0 Class A Ordinary Shares
Sole Dispositive Power: 0 Class A Ordinary Shares
Shared Dispositive Power: 0 Class A Ordinary Shares
Transactions in the class effected during the past sixty days:
During the past sixty days, Ms. Tianhang Zhao effected the following transaction in the reported class of securities:

On June 17, 2026, Ms. Tianhang Zhao acquired 10 ordinary shares of Grande Holding Limited through a direct subscription of newly issued shares from Grande Holding Limited. The aggregate purchase price was US$1,100,000, in cash consideration. The issuance of the shares was approved by the board of directors and shareholders of Grande Holding Limited.

As a result of the transaction, Ms. Zhao indirectly beneficially owns 15,194,000 Class A Ordinary Shares of Grande Group Limited.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 17, 2026, Ms. Yujie Chen resigned as a director of Grande Holdings Limited. Although Ms. Chen remains a shareholder of Ocean Empire Group Limited, as a result of her resignation she no longer has the power to direct the voting or disposition of the Class A Ordinary Shares of the Issuer held through such entities. Accordingly, effective June 17, 2026, Ms. Chen ceased to be the beneficial owner of more than five percent of the Issuer's Class A Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Grande Holding Limited (formerly known as Homei Holding Inc.), acquired 100% shareholding of Grande Group Limited, as part of the reorganization. Subsequent to the transfers, Grande Group Limited became wholly owned by Grande Holding Limited.

On or about June 15, 2026, Ocean Empire Group Limited and Blazing Success Holdings Limited, as joint and several pledgors, entered into a Share Charge (the "Share Charge") in favor of LHS Prime Limited, as secured party. Pursuant to the Share Charge, the pledgors pledged all 100 shares of Grande Holding Limited held by them (75 shares held by Blazing Success Holdings Limited and 25 shares held by Ocean Empire Group Limited, collectively representing approximately 90.91% of the issued shares of Grande Holding Limited) as security for their obligations under a Promissory Note in the principal amount of $9,500,000 (the "Note") executed in favor of LHS Prime Limited.

The Share Charge creates a continuing first priority lien and security interest, and a first-ranking equitable mortgage and fixed charge under the laws of the Cayman Islands, over the pledged shares and all proceeds thereof. Pursuant to Section 6(a) of the Share Charge, the pledgors (Ocean Empire Group Limited and Blazing Success Holdings Limited) retain voting and consensual rights with respect to the pledged shares unless and until an Event of Enforcement (as defined therein) occurs. Upon an Event of Enforcement, all voting rights vest in the Secured Party. The Share Charge is governed by the laws of the Cayman Islands.

LHS Prime Limited, as the secured party under the Share Charge, holds a security interest in 100 of the 110 issued shares of Grande Holding Limited (representing approximately 90.91% of the issued shares of Grande Holding Limited). The 10 shares held by Tianhang Zhao are not subject to the Share Charge. As the Ocean Empire and Blazing Success Holdings Limited retain voting rights unless and until an Event of Enforcement occurs, LHS Prime Limited is not deemed to have voting or dispositive power over the Class A Ordinary Shares of the Issuer at this time.

On June 17, 2026, Grande Holding Limited issued 10 shares to Tianhang Zhao through a direct subscription of newly issued shares from Grande Holding Limited. Ms. Zhao was also appointed as a director of Grande Holding Limited on June 17, 2026, pursuant to a board resolution dated June 17, 2026.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1* Sales and Purchase Agreement (incorporated by reference to Exhibit A to Schedule
13D (File No. 005-95252) filed by Grande Holding Limited with the Securities and
Exchange Commission on October 2, 2025)
99.2 Joint Filing Agreement among Grande Holding Limited, Yujie Chen, Tak Kai
Raymond Tam, and Tianhang Zhao
99.3 Share Charge by and between Blazing Success Holdings Limited and Ocean
Empire Group Limited, as Pledgors, and LHS Prime Limited, as Secured Party,
dated as of June 15, 2026
99.4 Promissory Note by Blazing Success Holdings Limited and Ocean Empire Group
Limited in favor of LHS Prime Limited, dated as of June 15, 2026

* Previously filed.

## Signatures
- Grande Holding Limited: /s/ Tianhang Zhao, Tianhang Zhao/Director (06/29/2026)
- Yujie Chen: /s/ Yujie Chen, Yujie Chen (06/29/2026)
- Tak Kai Raymond Tam: /s/ Tak Kai Raymond Tam, Tak Kai Raymond Tam/Director (06/29/2026)
- Tianhang Zhao: /s/ Tianhang Zhao, Tianhang Zhao/Director (06/29/2026)